Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-147477

December 11, 2007

XINYUAN REAL ESTATE CO., LTD.

17,500,000 American Depositary Shares

Each Representing Two Common Shares, Par Value $0.0001 Per Common Share

Xinyuan Real Estate Co., Ltd., or the Company, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-500-5408 (calling this number is not toll-free outside of United States).

The information set forth below supplements the information contained in the preliminary prospectus dated November 23, 2007 and assumes no exercise of the underwriters’ over-allotment option.

Public Offering Price:	US$14.00 per ADS
Total Offering Price:	US$245,000,000
Proceeds to the Company before Expenses, net of Underwriting Discount:	US$13.09 per ADS, US$229,075,000 total
Underwriting Discount:	US$0.91 per ADS, US$15,925,000 total
Settlement and Delivery Date:	December 17, 2007

Use of Proceeds: The Company intends to use approximately 95% of the net proceeds, or US$213.7 million, to acquire land use rights for future property development projects and to use the remaining net proceeds, or US$11.2 million, for working capital and other general corporate purposes.

Common Shares Underlying Certain Warrants: Based on the final public offering price per ADS, the number of common shares underlying the warrants issued in April 2007 to holders of the Company’s floating rate notes shall be 5,357,143 shares.

The information set forth in the three paragraphs below reflects the changes that were made since November 23, the date of the preliminary prospectus, to the registration statement in three amendments that have been filed with the SEC.

Amendments to Rule 144: The SEC has adopted amendments to Rule 144 which shorten the holding period for resales of restricted shares from one year to six months. In addition, these amendments provide that sales made after such holding period need not comply with volume limitation, manner of sale or notice provisions, provided that a person making such sale is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale. Such sales must comply with the public information provision of Rule 144 (until common stock of the Company has been held for one year).

Recent Developments: On December 4, 2007, the Company won a governmental auction for the land use rights to a parcel of land with a site area of 200,000 square meters in Kunshan Town of Suzhou City for a total consideration of RMB1,103 million. The Company will execute the land use rights grant contract upon notification by the Kunshan Land Bureau, which it expects to occur in the near future. The Company paid 15% of the total consideration, or RMB165.45 million, on December 10, 2007 and is required to pay a further 50% of the total consideration within one month, and the remaining 35% within two months, of the date of execution of the land use rights grant contract.

The third paragraph under “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Selected Quarterly Results of Operations” on page 77 of the preliminary prospectus dated November 23, 2007 has been replaced in its entirety by the following paragraph: “Our real estate pre-sales activity is affected by the timing of the launch of our projects, the timing of the pre-sales activities and the availability of units for sale during any given period, all of which may differ from quarter to quarter. For example, we recorded strong pre-sales in the third quarter of 2007 as a result of commencing pre-sales of our projects in Suzhou, Jinan and Hefei. We expect our pre-sales during the fourth quarter of 2007 to be significantly lower than those in the third quarter, but in line with our internal estimates when the initial public offering price range was prepared.”

In addition, on December 7, 2007, Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., or Jiantou Xinyuan, in which the Company holds 45% interest, won a governmental auction for a parcel of land located in Zhengzhou with a site area of 57,289 square meters. Jiantou Xinyuan will pay RMB183 million for the land use right over this parcel of land, and it intends to execute the related land use rights grant contract by December 14, 2007.